Exhibit 99.1

ElectraMeccanica Reports Third Quarter 2019 Financial Results

VANCOUVER, British Columbia, Nov. 08, 2019 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles, today reported its financial results for the third quarter ended September 30, 2019.

Recent Company Highlights:

•Took delivery of 50 pilot production vehicles from China for on road validation testing throughout the United States and Canada.

•Established EMV Automotive Technology, Inc. (Chongqing), a wholly-owned subsidiary for in-country operations in China, providing a greater presence throughout the massive Chinese market.

•Entered into an agreement with FreedomRoad Financial, a national lending institution providing retail vehicle loans to the nation’s leading vehicle manufacturers, to provide consumers with turnkey vehicle financing solutions for the Company’s flagship SOLO EV.

•Appointed Peter Savagian as an Independent Director, a pioneer in automotive electrification with a broad spectrum of expertise in the technology, development, launch and production of electric vehicles including the first modern Electric Vehicle, the GM EV1, the first plug-in hybrid, the Chevy Volt, and the industry’s first long-range value EV, the Chevy Bolt.

Management Commentary
“ElectraMeccanica is in the final stages of preparation to begin producing and delivering single-seat EVs that will revolutionize commuting, delivery and shared mobility,” said Paul Rivera, Chief Executive Officer of ElectraMeccanica. “To this end, we are concluding final engineering validation and fine-tuning production at our strategic partner’s manufacturing facility in China. We expect to begin delivering our flagship, single-seat SOLO electric vehicle to our customers in 2020, while ramping production and delivery throughout the year.

“Looking ahead towards 2020, we will remain steadfast in our plan to launch the SOLO and position the vehicle to redefine the commuter experience. Our strategic launch will be in Los Angeles—a leading location in the U.S. for EV adoption and a well-known commuter’s nightmare—followed by a broader roll-out across key markets on the West Coast. We look forward to executing upon the immense opportunity facing ElectraMeccanica today,” concluded Rivera.

Third Quarter 2019 Financial Summary

•Total revenue for the three months ended September 30, 2019, was CAD$0.2 million, compared to revenue of CAD$0.2 million in the same year-ago quarter.

•Research and development expenses for the three months ended September 30, 2019 were CAD$3.3 million, compared to CAD$0.9 million in the same year-ago quarter. The increase in research and development expenses was primarily due to the costs related to pre-production vehicles that are being expensed to research and development.

•Operating loss for the three months ended September 30, 2019 was CAD$7.8 million, compared to an operating loss of CAD$3.9 million in the same year-ago quarter.

•Net loss for the three months ended September 30, 2019 was CAD$5.3 million, compared to a net loss of CAD$2.9 million in the same year-ago quarter. The increase in net loss was primarily related to increased general and administrative expenses, stock compensation and higher R&D costs.

•Cash and cash equivalents and short-term deposits were CAD$16.2 million as of September 30, 2019, compared with CAD$18.9 million as of December 31, 2018.

•Cash used in operations in the quarter ended September 30, 2019 was CAD$2.8 million, compared with cash used in operations of CAD$5.0 million in the same year-ago quarter.

“We continue to prudently manage expenses internally, implementing tight cost controls over operating costs,” said Bal Bhullar, Chief Financial Officer of ElectraMeccanica. “Today, we stand in a strong financial position, with over $16 million in cash and cash equivalents.”

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of electric vehicles. The company’s flagship vehicle is the innovative purpose built, single-seat electric vehicle called the SOLO.  This vehicle will revolutionize commuting, delivery and shared mobility.  The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 60 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements.  Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved.  Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected.  Many of these factors are beyond the Company’s ability to control or predict.  Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission.  The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise.  Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
SOLO@mzgroup.us
www.mzgroup.us

Media Contact:
Sean Mahoney
C. 310-867-0670
sean@electrameccanica.com

Source: ElectraMeccanica Vehicles Corp

Released November 8, 2019